April 11, 2005

via U.S. Mail

Jack C. Bendheim
President and Chairman of the Board
PAHC Holdings Corp.
65 Challenger Road
Ridgefield Park, New Jersey 07660

Re:	PAHC Holdings Corp.
		Form S-4 filed March 28, 2005
	File No. 333-123614

Dear Mr. Bendheim:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

The Exchange Offer

1. We note that you may pay interest on the new notes through the issuance of additional "PIK notes" and that the decision to make interest payment is at the option of Holdings. It does not appear that these additional notes are being registered with this exchange offer.  It is the staff`s position that, in offering the New
Notes,
you are also making an offering of the "PIK notes."   That is, in
deciding to accept the new notes, the investors are also making an investment decision to possibly accept the PIK Notes. Therefore, it appears that you should revise your registration to register a reasonable number of PIK notes which may be subsequently issued in lieu of interest payments or advise why you believe this is not appropriate.

Further, in this regard, please disclose, if true, that the issuance of the "PIK notes" is at your sole discretion.

Index to Consolidated Financial Statements, page F-1

2. Under "Other Financial Statements" we note your reference to
Article 3-16 of Regulation S-X. If the New Notes are to be guaranteed, revise your registration statement to register those guarantees. Also, you reference Note 10 to the Phibro Animal Health
Corporation consolidated financial statements. However, those financial statements are not included in the prospectus. Revise to include those financial statements or revise your reference.

Closing Comments

	Please amend the above filing in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Jason Wynn, at (202) 824-5665, or in his absence, to the undersigned, at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:  J. Wynn

via facsimile
Lawrence M. Bell, Esq.
Golenbock Eiseman Assor Bell & Peskoe L.L.P.
(212) 754-0330
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PAHC Holdings Corp.
April 11, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE